Exhibit (h)(iii)(B)

INTERIM OPERATING EXPENSES LIMITATION AGREEMENT

THIS INTERIM OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of January 1, 2026 by and between EXCHANGE PLACE ADVISORS TRUST, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Fund”), and the Advisor of the Fund, Focus Partners Wealth Partners, LLC, a Delaware limited liability company (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor has been appointed the investment adviser of the Fund pursuant to the Interim Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Advisor dated January 1, 2026 (the “Interim Investment Advisory Agreement”) as a result of the termination of the previous investment advisory agreement between the Trust, on behalf of the Fund, and Kovitz Investment Group Partners, LLC (the “Prior Advisor”) (the “Previous Investment Advisory Agreement”) in connection with the transfer of the investment advisory business of the Prior Advisor to the Advisor, including all of the Prior Advisor’s assets and liabilities; and

WHEREAS, the Trust and the Prior Advisor previously entered into that certain Operating Expenses Limitation Agreement dated January 22, 2025 (the “Previous OELA”), under which the Prior Advisor agreed to limit the expenses of the Fund in order to maintain the Fund’s expense ratio with a certain operating limit; and

WHEREAS, as a result of the termination of the Previous Investment Advisory Agreement, the Previous OELA also terminated; and

WHEREAS the Trust and the Advisor wish to enter into a new expense limitation agreement on terms substantially identical to the Previous OELA; and

WHEREAS, pursuant to the Interim Investment Advisory Agreement, the Fund is responsible for, and has assumed the obligation for, payment of all expenses that have not been assumed by the Advisor thereunder; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.      Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to the Fund. In the event that the current Operating Expenses, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.      Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Advisor’s

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investment advisory or management fee detailed in the Interim Investment Advisory Agreement, and other expenses described in the Interim Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, interest expense, interest and dividends paid on short sales, acquired fund fees and expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization, extraordinary expenses, such as litigation, or any class-specific expenses such as Rule 12b-1 fees or Shareholder Servicing Plan fees.

3.      Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Interim Investment Advisory Agreement.

4.      Term. This Agreement shall become effective on the date specified herein and shall remain in effect until the termination of the Interim Advisory Agreement, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.      Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to each Fund listed in Appendix A, if the Interim Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Interim Investment Advisory Agreement’s termination for that Fund. Upon the termination of this Agreement for any reason, the Advisor acknowledges and agrees that (i) it remains liable for all fee reductions and reimbursement obligations pursuant to Section 1 hereof that accrued prior to the termination of this Agreement and (ii) the obligations under Section 2 hereof shall cease and terminate as to each Fund if the entire Agreement is terminated, and if the entire Agreement is not terminated, as to each Fund with respect to which the Agreement is terminated.

6.      Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

Notice is hereby given that this Agreement is executed by the Trust on behalf of each Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

EXCHANGE PLACE ADVISORS TRUST on behalf of its series listed on Schedule A		FOCUS PARTNERS WEALTH, LLC

By:	/s/ Ian Martin	By:	/s/ Karla Sullivan
Name:	Ian Martin	Name:	Karla Sullivan
Title:	President	Title:	General Counsel

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Schedule A

to the Interim Operating Expenses Limitation Agreement

Series and Class of Exchange Place Advisors Trust	Operating Expense Limit
Fort Pitt Capital Total Return Fund	1.00%

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